40 - 33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-06463
(AIM Int'l Funds)
Branch 18



October 6, 2005



05070320

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth



S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-100605SEC.doc
100605 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION



DOLORES BERDAT, et al.,
Plaintiffs,
v.
INVESCO FUNDS GROUP, INC., et al.,
Defendants.

FERDINANDO PAPIA, et al.,
Plaintiffs,
v.
A I M ADVISORS, INC. et al.,
Defendants.

RONALD KONDRACKI,
Plaintiff,
v.
A I M ADVISORS, INC. and
A I M DISTRIBUTORS, INC.,
Defendants.

Civil Action No. 04cv2555

Judge Keith P. Ellison


SEC MAIL
RECEIVED
PROCESSING
OCT 17 2005
WASH, D.C.
192
SECTION

## ORDER

On this day came on to be heard Defendants' Agreed Motion for Extension of Time to Respond to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption, and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint, and the Court finds as follows:

It is ORDERED that Defendants are granted an extension of time until Friday, October 7, 2005 to file responses to (1) Plaintiffs' Motion to File Consolidated Amended Complaint, Change Parties and Modify Case Caption and (2) Plaintiffs' Motion to File Second Amended Consolidated Complaint.

Dated: 4 October 2005



Keith P. Ellison
United States District Judge

1573170



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919


RECEIVED
A I M Advisors, Inc.
SEC MAIL PROCESSING
OCT 17 2005
WASH. D.C.
192
SECTION

October 6, 2005

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Waiver of Service of Summons** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health
INVESCO Core Equity Fund
Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

| | | |
|---|---|---|
| RICHARD TIM BOYCE, Individually and on behalf of all others similarly situated, *et al.* | ) ) ) | Civil Action No. 4:04cv2587 Judge Keith P. Ellison |
| Plaintiff, | ) ) | **Consolidated with Actions:** 04cv2589 |
| vs. | ) ) | 04cv2802 04cv2832 |
| AIM MANAGEMENT GROUP, INC., *et al.*, | ) ) ) | 04cv2884 04cv3030 |
| Defendants. | ) ) | |

## WAIVER OF SERVICE OF SUMMONS

To: Plaintiffs, Richard Tim Boyce, et al., by and through their counsel of record, Stephen D. Susman, Susman Godfrey L.L.P., 1000 Louisiana, Suite 5100, Houston, Texas 77002.

I acknowledge receipt of your request that I waive service of a summons in the consolidated action of *Richard Tim Boyce, Individually And On Behalf Of All Others Similarly Situated v. AIM Management Group, Inc., et al.*, which is case number 04cv2587 (Consolidated), in the United States District Court for the Southern District of Texas, Houston Division. I have also received a copy of the complaint in the action, two copies of this instrument, and a means by which I can return the signed waiver to you without cost to me.

I agree to save the cost of service of a summons and an additional copy of the complaint in this lawsuit by not requiring that I (or each person or entity on whose behalf I am acting) be served with judicial process in the manner provided by Rule 4.

I (or each person or entity on whose behalf I am acting) will retain all defenses or objections to the lawsuit or to the jurisdiction or venue of the court except for objections based on a defect in the summons or in the service of the summons.

I understand that a judgment may be entered against me (or each person or entity on whose behalf I am acting) if an answer or motion under Rule 12 is not served upon you within 60 days after July 14, 2005, or within 90 days after that date if the request was sent outside the United States.

Date: ~~August~~ Oct 6th, 2005

**Persons or Entities for Whom**

**I accept service:**
*See* **Appendix A, pp. 1-3**



Charles S. Kelley
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002

**Duty to Avoid Unnecessary Costs of Service of Summons**

Rule 4 of the Federal Rules of Civil Procedure requires certain parties to cooperate in saving unnecessary costs of service of the summons and complaint. A defendant located in the United States who, after being notified of an action and asked by a plaintiff located in the United States to waive service of a summons, fails to do so will be required to bear the cost of such service unless good cause be shown for its failure to sign and return the waiver.

It is not good cause for a failure to waive service that a party believes that the complaint is unfounded, or that the action has been brought in an improper place or in a court that lacks jurisdiction over the subject matter of the action or over its person or property. A party who waives service of the summons retains all defenses and objections (except any relating to the summons or to the service of the summons), and may later object to the jurisdiction of the court or to the place where the action has been brought.

A defendant who waives service must within the time specified on the waiver form serve on the plaintiff's attorney (or unrepresented plaintiff) a response to the complaint and must also file a signed copy of the response with the court. If the answer or motion is not served within this time, a default judgment may be taken against that defendant. By waiving service, a defendant is allowed more time to answer than if the summons had been actually served when the request for waiver of service was received.

## APPENDIX A

AIM Advantage Health Sciences Fund (prior to 10/15/04, the "INVESCO Advantage Health Sciences Fund")
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Conservative Allocation Fund
AIM Constellation Fund
AIM Core Stock Fund (prior to 10/15/04, the "INVESCO Core Equity Fund")
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Dynamics Fund (prior to 10/15/04, the "INVESCO Dynamics Fund")
AIM Emerging Growth Fund
AIM Energy Fund (prior to 10/15/04, the "INVESCO Energy Fund")
AIM European Fund (f/k/a the "INVESCO European Fund")
AIM European Growth Fund
AIM European Small Company Fund
AIM Financial Services Fund (prior to 10/15/04, the "INVESCO Financial Services Fund")
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Health Care Fund
AIM Global Value Fund
AIM Gold & Precious Metals Fund (prior to 10/15/04, the "INVESCO Gold & Precious Metals Fund")
AIM Growth Allocation Fund
AIM Health Sciences Fund (prior to 10/15/04, the "INVESCO Health Sciences Fund")
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund (as of 12/30/04, the "AIM International Small Company Fund)
AIM International Core Equity Fund (prior to 10/15/04, the "INVESCO International Core Equity Fund")
AIM International Growth Fund
AIM International Small Company Fund (prior to 12/30/04, the "AIM International Emerging Growth Fund")

AIM VI Capital Appreciation Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Leisure Fund (prior to 10/15/04, the "INVESCO Leisure Fund")
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Mid Cap Stock Fund (prior to 10/15/04, the "INVESCO Mid-Cap Growth Fund")
AIM Moderate Allocation Fund
AIM Money Market Fund
AIM Multi-Sector Fund (prior to 10/15/04, the "INVESCO Multi-Sector Fund")
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Small Company Growth Fund (prior to 10/15/04, the "INVESCO Small Company Growth Fund")
AIM S&P 500 Index Fund (prior to 10/15/04, the "INVESCO S&P Index Fund")
AIM Tax-Exempt Cash Fund
AIM Tax-Free Intermediate Fund
AIM Technology Fund (prior to 10/15/04, the "INVESCO Technology Fund")
AIM Total Return Bond Fund
AIM Total Return Fund (prior to 10/15/04, the "INVESCO Total Return Fund")
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Utilities Fund (prior to 10/15/04, the "INVESCO Utilities Fund")
AIM Weingarten Fund
ATST Premier U.S. Government Money Portfolio (prior to 10/15/04, the "INVESCO U.S. Government Money Fund")
INVESCO Advantage Health Sciences Fund (as of 10/15/04, the "AIM Advantage Health Sciences Fund")
INVESCO Core Equity Fund (as of 10/15/04, the "AIM Core Stock Fund")
INVESCO Dynamics Fund (as of 10/15/04, the "AIM Dynamics Fund")
INVESCO Energy Fund (as of 10/15/04, the "AIM Energy Fund")
INVESCO European Fund (n/k/a the "AIM European Fund")
INVESCO Financial Services Fund (as of 10/15/04, the "AIM Financial Services Fund")
INVESCO Gold & Precious Metals Fund (as of 10/15/04, the "AIM Gold & Precious Metals Fund")

INVESCO Health Sciences Fund (as of 10/15/04, the "AIM Health Sciences Fund")
INVESCO International Core Equity Fund (as of 10/15/04, the "AIM International Core Equity Fund")
INVESCO Leisure Fund (as of 10/15/04, the "AIM Leisure Fund")
INVESCO Mid-Cap Growth Fund (as of 10/15/04, the "AIM Mid-Cap Stock Fund")
INVESCO Multi-Sector Fund (as of 10/15/04, the "AIM Multi-Sector Fund")
INVESCO S&P 500 Index Fund (as of 10/15/04, the "AIM S&P Index Fund")
INVESCO Small Company Growth Fund (as of 10/15/04, the "AIM Small Company Growth Fund")
INVESCO Technology Fund (as of 10/15/04, the "AIM Technology Fund")
INVESCO Telecommunications Fund
INVESCO Total Return Fund (as of 10/15/04, the "AIM Total Return Fund")
INVESCO Utilities Fund (as of 10/15/04, the "AIM Utilities Fund")
INVESCO Worldwide Communications Fund

#18749